Cantor Fitzgerald & Co.

Oppenheimer & Co. Inc.

As Representatives of the several Underwriters,

c/o Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

c/o Oppenheimer & Co. Inc.

85 Broad Street, 26th Floor

New York, NY 10004

VIA EDGAR	July 11, 2018

Ms. Irene Paik

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SELLAS Life Sciences Group, Inc.

Registration Statement on Form S-1

File No. 333-225140

Request for Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SELLAS Life Sciences Group, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on July 11, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CANTOR FITZGERALD & CO.
OPPENHEIMER & CO. INC.

Acting severally on behalf of themselves and the several Underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelley
Name:	Sage Kelley
Title:	Head of Investment Banking

OPPENHEIMER & CO. INC.

By:	/s/ Eric Helenek
Name:	Eric Helenek
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]